SCHEDULE 13D

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  Cysive, Inc.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                                ----------------
                         (Title of Class of Securities)

                                    23281T108
                     --------------------------------------
                      (CUSIP Number of Class of Securities)

                             Robert L. Chapman, Jr.
                             Chapman Capital L.L.C.
                            Pacific Corporate Towers
                       222 N. Sepulveda Blvd., Suite 1322
                          El Segundo, California 90245
                                 (310) 662-1900
             ------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 30, 2003
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)          [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
              1,618,050

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
              1,618,050

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,618,050

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.7%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  PN

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,618,050

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,618,050

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,618,050

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.7%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  OO

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)          [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,618,050

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,618,050

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,618,050

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.7%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

     This Schedule 13D is being filed on behalf of Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Reporting Persons"). This Schedule 13D relates to the common stock, no par value per share, of Cysive, Inc., a Delaware corporation (the "Issuer" or "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to, and general partner of, Chap-Cap. Chap-Cap directly owns the Common Stock beneficially owned by the Reporting Persons and to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by Chap-Cap to vote and to dispose of the securities held by Chap-Cap, including the Common Stock.

ITEM 1.  Security and Issuer

     This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive offices of the Company is 10780 Parkridge Boulevard, Reston, VA 20191.

ITEM 2.  Identity and Background

     (a) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Mr. Chapman (collectively, the "Reporting Persons").

     (b) The address of the principal business and principal office of Chap-Cap, Chapman Capital and Robert L. Chapman, Jr. is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

     (c) Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Robert L. Chapman, Jr.'s present principal occupation is serving as Managing Member of Chapman Capital.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Robert L. Chapman, Jr. is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $4,441,490

ITEM 4.  Purpose of Transaction

     The purpose of the acquisition of the securities of the Company beneficially owned by Chap-Cap was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

     Beginning in August 2001, Mr. Chapman has made numerous attempts to speak with senior management and a director of the Issuer regarding various matters, including certain business strategies, joint ventures, recapitalizations, a full sale of the Company, sales of assets, mergers, negotiated or open-market stock repurchases or other extraordinary corporate transactions (collectively, "Potential Transactions"). Specifically, on August 23 and 24, 2001, Mr. Chapman left telephone messages for Mr. Carbonell attempting to discuss the Reporting Persons' objection to the Issuer's granting to certain employees and directors between April 1, 2001 and June 30, 2001 free stock options to purchase almost
2.4 million shares. The Reporting Persons, which by this date through Chap-Cap had become shareholders of a significant stake in the Issuer, found such massive potential dilution (given the Issuer's fewer than 30 million common shares outstanding) to be a clear breach of the Board's fiduciary duty to the Issuer's existing non-employee/management/director owners.

     At the time of the August and September, 2001 attempted communications with the Issuer, it was the Reporting Persons' concern that Mr. Carbonell exercised effective control over the Issuer and its Board of Directors through his approximately 35% (of shares outstanding) "blocking" investment stake in the Issuer. The Reporting Persons' concern over this matter became elevated by comments made to Mr. Chapman by Mr. Matt Brusch, the Issuer's head of investor relations, on September 5, 2001. Mr Brusch is and was authorized, both on behalf of Mr. Carbonell and the Issuer, to make statements concerning the subject matter of our conversations. In such conversation, Mr. Brusch stated that following an August 27, 2001 conversation (between him and Mr. Chapman) he had "done some homework" on Chapman Capital and consequently learned of its proclivity toward shareholder activism. Furthermore, Mr. Brusch commented, "Given Nelson's controlling stake there isn't a whole lot that an activist can do, is there?" Mr. Brusch further advised Mr. Chapman that calling Mr. Daniel F. Gillis, the director of the Issuer to whom Mr. Chapman had appealed for assistance with this matter of corporate governance, was "a waste of time".

     After two weeks had passed without a return call from Mr. Carbonell, on September 5, 2001, Mr. Chapman left a telephone message for Mr. Gillis to call Mr. Chapman regarding the Reporting Person's concern that the interests of the Issuer's non-employee/management/director shareholders had become subordinate to those of Mr. Carbonell. On September 6, 2001, Mr. Gillis accepted Mr. Chapman's second telephone call in which Mr. Chapman began by broaching the matter of Mr. Carbonell's apparent control over the Issuer. During this call, Mr. Gillis seemed to dismiss immediately the public shareholder-protection role to which he owed a fiduciary responsibility, deflecting it with a suggestion that Mr. Chapman "should talk to the company." Mr. Chapman repeated that Mr. Carbonell had refused to return the Reporting Persons' telephone calls to discuss industry conditions and the matter of the dilutive options grant earlier that year. Mr. Chapman protested that given Mr. Gillis' status as an elected representative of the Issuer's owners (and thus their interests), the Reporting Persons could not comprehend why Mr. Gillis would refuse to speak with those same owners. Mr. Chapman asked Mr. Gillis if he "believed in shareholders' rights," to which Mr. Gillis responded that he "wouldn't share his philosophy" with the Issuer's owners. After inquiring as to the size of the Reporting Persons' ownership interest in the Issuer, Mr. Gillis stated that he would instruct Mr. Carbonell that he should return the Reporting Persons' telephone calls.

     Despite hearing unflattering views of Mr. Carbonell from sellside research analysts and former employees of the Issuer, between November 2001 and May 2003 the Reporting Persons continued to attempt to engage in professional dialog with Mr. Carbonell. Almost two years after leaving Mr. Carbonell the first message to call this significant shareholder, Mr. Chapman still has not received a return call from this fiduciary.

     On March 31, 2003, Barron's Magazine ran a story entitled "The Terminator" that reported an interview with Mr. Chapman. In this interview, it was reported that Chapman Capital maintained a position in the Issuer's shares and quoted Mr. Chapman as stating, "Unfortunately Mr. Carbonell, the CEO, seems to have forgotten basic economics. When your sales go from $15 million a quarter to $400,000 a quarter [NOTE: last reported quarter sales were $88,000], you don't really have much of a business. The reason the stock trades at such a huge discount is because he owns 45% of the company, which gives him a blocking position for now." Six weeks later on May 13, 2003, the Issuer announced that it had retained Broadview International LLC to "assist the Company in considering strategic alternatives, including a possible sale of the Company." Following a May 30, 2003 announcement by the Issuer that an entity controlled by Mr. Carbonell had signed a definitive agreement to acquire the Issuer at a price representing a material discount to the Issuer's cash/equivalent investments less the present value of fixed liabilities, Chapman Capital filed a class action lawsuit against Mr. Carbonell and other members of the Issuer's Board of Directors charging breach of fiduciary duties to the Issuer's shareholders in connection with the aforementioned acquisition proposal. The action seeks injunctive and other appropriate relief.

     The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

     The Reporting Persons are engaged in the investment business. In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, on a daily basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, Chapman Capital analysts may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  Interest in Securities of the Issuer

     (a) Together, the Reporting Persons beneficially own a total of 1,618,050 shares of Common Stock constituting 5.7% of all of the outstanding shares of Common Stock.

     (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

     (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

                                 Amount of Shares  Approximate Price per Shares
Date           Security           Bought/(Sold)    (inclusive of commissions)
05/08/2003     Common Shares          (10,000)            $2.80
05/09/2003     Common Shares          (10,200)            $2.80
05/15/2003     Common Shares          114,900             $3.15
05/16/2003     Common Shares           16,100             $3.15
05/30/2003     Common Shares          400,000             $3.20
05/30/2003     Common Shares          161,300             $3.20

     The above transactions were effected by the Reporting Persons on the NASDAQ National Market.

     Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement, dated as of June 9, 2003, by and among the members of the Reporting Persons.

     Exhibit B - Press Release dated June 2, 2003 announcing Chapman Capital's filing of a class action lawsuit against Mr. Carbonell and other members of the Issuer's Board of Directors.

     Exhibit C - Class Action Complaint filed in the Delaware Chancery Court by Chapman Capital against Mr. Carbonell and other members of the Issuer's Board of Directors.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: June 9, 2003                          CHAP-CAP PARTNERS, L.P.
                                             By: Chapman Capital L.L.C.,
                                                 as General Partner

                                             By: /s/ Robert L. Chapman, Jr.
                                                 -----------------------------
                                                 Name:  Robert L. Chapman, Jr.
                                                 Title: Managing Member


Dated: June 9, 2003                          CHAPMAN CAPITAL L.L.C.


                                             By: /s/ Robert L. Chapman, Jr.
                                                 -----------------------------
                                                 Name:  Robert L. Chapman, Jr.
                                                 Title: Managing Member



Dated: June 9, 2003


                                             /s/ Robert L. Chapman, Jr.
                                             ---------------------------------
                                             Robert L. Chapman, Jr.

                                    Exhibit A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Cysive, Inc. dated June 9, 2003, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  June 9, 2003

                                            CHAP-CAP PARTNERS, L.P.
                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By:  /s/Robert L. Chapman, Jr.
                                                 -----------------------------
                                                 Robert L. Chapman, Jr.
                                                 Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By:  /s/Robert L. Chapman, Jr.
                                                 -----------------------------
                                                 Robert L. Chapman, Jr.
                                                 Managing Member



                                            /s/Robert L. Chapman, Jr.
                                            ----------------------------------
                                            Robert L. Chapman, Jr.

                                    Exhibit B


Chapman Capital L.L.C. Files Lawsuit Against Nelson A. Carbonell, Jr., and Cysive Inc. Board of Directors, Challenging Proposed Acquisition of Cysive, Inc. by Snowbird Holdings, Inc.

NEW YORK, June 2, 2003 (PRIMEZONE) -- The law firm of Kirby McInerney & Squire, LLP announces that on June 2, 2003, Chapman Capital L.L.C. ("Chapman Capital"), a California-based investment advisor to Chap-Cap Partners, L.P. ("Chap-Cap"), filed a class action suit in the Chancery Court for the State of Delaware in New Castle County charging Nelson A. Carbonell, Jr. and other directors of Cysive, Inc. ("Cysive") (Nasdaq:CYSV) with breach of fiduciary duties to Cysive shareholders in connection with their approval of a buyout offer from an entity controlled by Cysive CEO, President and Chairman of the Board, Nelson Carbonell Jr. The other Cysive directors being sued as follows: Daniel F. Gillis (former CEO of SAGA Systems, Inc.), John R. Lund (CFO of Cysive), Kenneth H. Holec (interim CEO of PeopleClick, Inc. and former CEO of ShowCase, Inc.) and John S. Korin (Executive Director, Strategic Development for Northrop Grumman Information Technology division of Northrop Grumman Corporation).

On May 30, 2003, Cysive announced that it entered into an Agreement for the company to be acquired by Snowbird Holdings, Inc., an entity owned by Carbonell, for $3.22 in cash. Together with Snowbird, Carbonell is currently the beneficial owner of more than 35% of Cysive's common shares outstanding.

The lawsuit alleges that the Carbonell/Snowbird offer represents grossly inadequate compensation to Cysive's public shareholders. In a May 7, 2003 announcement, Cysive estimated that on June 30 it would have $121 million to $125 million in cash, or $4.25 to $4.39 a share.

At $3.22 per share, the Snowbird/Carbonell offer amounts to a steep discount to the company's cash position (without even considering the value of other company assets, including Cysive's Cymbio product line, the future revenues of which Carbonell often and recently has vaunted). Furthermore, the deal was announced just 17 days after the company announced it was considering a sale. The lawsuit alleges that Cysive's board could not possibly have shopped the company in good faith to prospective third party buyers in such a short time period. Moreover, the deal seems to place no value on the estimated $10-20 million in income taxes that Carbonell and related entities may avoid by precluding the wholesale liquidation of Cysive's assets and subsequent distribution to all shareholders that inevitably would follow.

Chap-Cap is the owner of over 1.6 million common shares (5.7%) of Cysive stock and as such is a long-term shareholder of the Company, with Chap-Cap making its first investment in Cysive shares in August 2001. Chapman Capital is committed to ensuring that the rights of all of Cysive's public shareholders are safeguarded from any potential breach of fiduciary duty by those individuals entrusted with maximizing the value of such shareholders' investment. Chap-Cap, a Delaware limited partnership (the "Partnership"), seeks above-average risk-adjusted returns while minimizing downside through a disciplined program of value investing, arbitrage and short selling/special situations investing. More information about the lawsuit can be obtained from Chapman's counsel:

Roger W. Kirby
Ira M. Press (ipress@kmslaw.com)
Kirby McInerney & Squire, LLP
830 Third Avenue, 10th Floor
New York, New York  10022
Telephone:  (212) 317-2300
or Toll Free (888) 529-4787

                                    Exhibit C

 IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY

CHAPMAN CAPITAL LLC, individually and
on behalf of all others similarly
situated,
Plaintiff,

v.

CYSIVE, INC.; SNOWBIRD HOLDINGS,
INC.; NELSON A. CARBONELL, JR.;
DANIEL F. GILLIS; KENNETH H. HOLEC;
JON S. KORIN;
Defendants.

Case No. CA20341

                             CLASS ACTION COMPLAINT

                      SHAREHOLDERS' CLASS ACTION COMPLAINT

Plaintiff alleges upon personal knowledge with respect to paragraph 1, and upon information and belief as to all other allegations herein, as follows:

                                   THE PARTIES

1. Plaintiff has been the owner of over one million shares of the common stock of Cysive, Inc. (Cysive or the Company) since prior to the transaction herein complained of and continuously to date.

2. Defendant Cysive, Inc. is a corporation duly organized and existing under the laws of the State of Delaware.

3. Snowbird Holdings, Inc. (Snowbird) is a privately held, newly formed, Delaware entity.

4. Defendant Nelson A. Carbonell, Jr. is Chairman of the Board of Directors and President and Chief Executive Officer of the Company. Carbonell owns Snowbird. Snowbird and Carbonell together hold over 30% of the outstanding shares of the Company's common stock.

5. Defendant Daniel F. Gillis is a Board member of the Company.

6. Defendant Kenneth H. Holec is a Board member of the Company.

7. Defendant Jon S. Korin is a director of the Company.

8. The individual defendants named above in paragraphs 4 - 7 (the Individual Defendants), as officers and/or directors of Company owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as described below).

9. The individual defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Cysive, Inc. and owe them the highest obligations of good faith and fair dealing.

10. Defendant Nelson A. Carbonell, Jr., through his substantial ownership of Cysive, Inc. shares and having persons affiliated with him, effectively controls Cysive, Inc. As such, defendant Carbonell is in a fiduciary relationship with plaintiff and the other public stockholders of Cysive, Inc. and owes them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

11. Plaintiff brings this action on plaintiff's own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Cysive, Inc. stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

12. This action is properly maintainable as a class action.

13. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are millions of shares of Cysive, Inc. common stock beneficially held by thousands of shareholders other than Carbonell, who are geographically dispersed throughout the United States.

14. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) whether defendants have breached their fiduciary and other common law duties owed to them to plaintiff and the members of the Class; and

(b) whether plaintiff and the other members of the Class will be damaged irreparably by the wrongs complained of.

15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

16. The prosecution of separate actions by individual members of the Class creates a risk of inconsistent or varying adjudications with respect to individual members of the Class and establishes incompatible standards of conduct for the party opposing the Class.

17. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

18. On May 30, 2003, it was announced that Cysive has entered into an Agreement and Plan of Merger with Snowbird, an entity owned by Carbonell.

19. The merger agreement provides that, at the closing of the merger, each outstanding share of the Company's common stock (other than Company common stock owned by Snowbird) will be converted into the right to receive $3.22 in cash. All outstanding stock options will be assumed by Snowbird.

20. Carbonell is Chairman of the Board of Directors, President and Chief Executive Officer of the Company and, together with his Company Snowbird, is currently the beneficial owner of more than 30% of the common stock of the Company.

21. When Cysive reported its first-quarter results on May 7, 2003, the Company estimated that on June 30, 2003, the date of the next reporting period, it would have $121 million to $125 million in cash, or $4.25 to $4.39 a share. At $3.22 per share, Carbonell's offer amounts to a steep discount to the Company's cash position.

22. This bargain-basement deal was announced a mere seventeen days after the Company's May 13, 2003 announcement that it had retained a banker to explore strategic alternatives, including possible sale. This short time period evidences the Company's directors' lack of good faith in their efforts.

23. The defendants have breached their duty of loyalty to Cysive, Inc. stockholders by using their control of Cysive, Inc. to force plaintiff and the Class to exchange their equity interest in Cysive, Inc., and deprive Cysive, Inc.'s public shareholders of the fair proportionate value to which they are entitled. The individual defendants have also breached their duties of loyalty and due care by not taking adequate measures to ensure that the interests of Cysive, Inc.'s public shareholders are properly protected from overreaching.

Snowbird and Carbonell have breached their fiduciary duties, which arise from effective control of Cysive, Inc., by using such effective control for their own benefit.

24. For inter alia the reasons set forth above, the terms of the transaction are unfair to the Class, and the unfairness is compounded by the disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Cysive, Inc. and that possessed by Cysive, Inc.'s public shareholders.

25. Plaintiff has no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

A. declaring this to be a proper class action;

B. enjoining, preliminarily and permanently, the transaction complained of;

C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

D. directing that defendants account for plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

E. awarding the plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

F. granting such other and further relief as the Court deems appropriate.

Dated: June 2, 2003

ROSENTHAL, MONHAIT, GROSS &
GODDESS, P.A.
By:
Suite 1401, Mellon Bank Center
P.O. Box 1070
Wilmington, DE 19899-1070
(302) 656-4433
Attorneys for Plaintiff
OF COUNSEL:
KIRBY MCINERNEY & SQUIRE LLP
830 Third Avenue, 10th Floor
New York, NY 10022
(212) 317-2300